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                                                                       EXHIBIT 2

                                 PRESS RELEASE


FOR IMMEDIATE RELEASE
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               GE Medical Systems and Marquette Medical Systems
                 Sign Definitive Agreement to Merge Operations

MILWAUKEE, Wis. (September 21, 1998) -- GE Medical Systems and Marquette Medical Systems, Inc., today announced a definitive agreement for Marquette to merge its operations with GE Medical Systems. As part of this transaction, Marquette shareholders will receive $45 per share payable in GE stock. For its fiscal year ended April 30 , 1998, Marquette's revenues were $578 million and its net income was $26.6 million ($1.46 per share, fully diluted).

     "Marquette is an innovative firm with a broad line of leading products and services in diagnostic cardiology, patient monitoring and integration of clinical information," said Jeffrey R. Immelt, GE Medical Systems President and CEO. "This proposed merger will significantly expand GE Medical Systems' portfolio into new and complementary areas that will enable us to better serve customers and their patients."

     "With a track record that includes three decades of steady growth, combining these two leaders is our next logical step," said Marquette Chairman Michael Cudahy. "Marquette made its name through continual innovation. By joining with GE Medical Systems, we will have the resources to stay out in front with technology that works for health care providers."

     "Today's hospital administrator is looking for a supplier that can deliver a full spectrum of integrated products and services," said Dr. Fred Robertson, Marquette's Chief Executive Officer. "Together, Marquette and GE Medical Systems come to the table with a solutions set that our customers will find very attractive."

     Marquette, with headquarters in Milwaukee, Wis., manufactures and distributes products and systems to acquire, record, and monitor cardiology data and vital signs. Among Marquette's offerings are resting electrocardiography (ECG), exercise stress testing systems, and point-of-care monitoring of adult, fetal, and neonatal patients.

     Marquette employs more than 3,100 people worldwide, and operates through facilities in Milwaukee; Wallingford, Conn.; Torrance, Calif.; Annapolis, Md.; Jupiter, Fla.; and Freiburg, Germany.

     This transaction, which is subject to Marquette shareholder and government approvals and other customary conditions, is expected to close by early


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     December. The actual number of shares of GE stock that each Marquette shareholder will receive will be determined based on the trading prices of GE stock for a period of time prior to the Marquette shareholders meeting.

     In connection with the merger agreement, Marquette granted GE an option to acquire newly issued shares of Marquette common stock, representing 19.9% of its total shares outstanding, at the $45 per share transaction price. In addition, Mr. Cudahy entered into a shareholder agreement in which he agreed, among other things, to vote his shares of Marquette common stock in favor of the proposed merger. The agreement has been approved by the boards of directors of both GE and Marquette.

     GE Medical Systems, a business of the General Electric Company, is a $4.5 billion global leader in medical diagnostic imaging systems and services. GE Medical Systems employs nearly 16,000 people worldwide.